FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2003

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on October 30, 2003, announcing the Company's Third Quarter and cumulative 2003 results.

Compañía de Minas Buenaventura S.A.A. and subsidiaries Interim unaudited consolidated financial information as of September 30, 2003 and for the three-month and nine-month periods then ended together with the report of Independent Auditors

Content

Report of Independent Auditors

Consolidated Financial Statements

Consolidated Balance Sheets

Consolidated Statements of Income

Consolidated Statements of Changes in Shareholders' Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

To the Shareholders of Compañía de Minas Buenaventura S.A.A.

1. We have made a limited review of the accompanying consolidated balance sheet of Compañía de Minas Buenaventura S.A.A. (a Peruvian company) and subsidiaries (together, "the Company") as of September 30, 2003 and the related consolidated statements of income and cash flows for the three-month and nine-month periods then ended, and the statement of changes in shareholders' equity for the nine-month period then ended, stated in Peruvian Nuevos Soles. The preparation of these financial statements is a responsibility of the Company's management.

2. The financial statements of Minera Yanacocha S.R.L. (an affiliated entity in which the Company has a 43.65 percent interest) as of September 30, 2003 and for the nine-month period then ended, have been reviewed by other independent auditors, who have issued a limited review report dated October 16, 2003. The investment and share in the net income in this entity, based on its financial statements, amount to S/1,126.6 million at September 30, 2003 and S/354.2 million for the nine-month period then ended, respectively.

3. We conducted our limited review in accordance with auditing standards applied in Peru for limited reviews. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the interim consolidated financial statements taken as a whole. Accordingly, we do not express such an opinion.

4. Based on our review and the report of the auditors of Minera Yanacocha S.R.L., which we have obtained and read, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial statements for them to be in conformity with the accounting principles generally accepted in Peru.

5. We have previously audited, in accordance with auditing standards generally accepted in Peru, the accompanying consolidated balance sheet of Compañía Minera Buenaventura S.A.A. and subsidiaries as of December 31, 2002, and the related consolidated statements of income, changes in shareholders' equity and cash flows for the year then ended (not presented herein). Our report dated March 4, 2003 expressed an unqualified opinion on those consolidated financial statements.

6. Effective January 1, 2003, the Company has adopted IAS 39 "Financial Instruments - Recognition and Measurement" which effects are described in notes 5 and 12 to the interim consolidated financial statements.

Countersigned by:

Víctor Burga

C.P.C. Register No.14859

Lima, Peru

October 17, 2003

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2002 (audited) and September 30, 2003 (unaudited)
	Note	2002	2003	2003
		S/(000)	S/(000)	US$(000)
				(Note 2)
Assets
Current assets
Cash and cash equivalents	3	90,532	267,752	76,874
Trade and other accounts receivable, net		85,693	102,023	29,292
Accounts receivable from affiliates	11	30,624	42,518	12,207
Inventories, net	4	74,318	73,016	20,964
Current portion of prepaid taxes and expenses		30,823	39,773	11,419
		_________	_________	_________
Total current assets		311,990	525,082	150,756

Long-term account receivable		8,958	5,500	1,579
Prepaid taxes and expenses		13,217	6,653	1,910
Investments in shares	5	1,180,828	1,322,661	379,748
Property, plant and equipment, net		368,903	371,885	106,771
Development costs and mineral lands, net		110,005	117,221	33,655
Deferred stripping costs		39,387	48,071	13,802
Mining concessions, net	6	173,568	161,495	46,367
		_________	_________	_________
Total assets		2,206,856	2,558,568	734,588
		_________	_________	_________
Liabilities and shareholders' equity, net

Current liabilities
Bank loans	7	43,773	32,488	9,328
Trade accounts payable		36,300	32,061	9,205
Accounts payable to affiliates	11	22	22	6
Other current liabilities		63,928	88,322	25,359
Current portion of long-term debt	8	17,172	22,382	6,426
		_________	_________	_________
Total current liabilities		161,195	175,275	50,324

Derivative instruments	12(a)	-	721,925	207,271
Deferred income tax and workers' profit sharing		17,443	18,994	5,453
Long-term debt	8	113,193	94,397	27,102
		_________	_________	_________
Total liabilities		291,831	1,010,591	290,150
		_________	_________	_________
Minority interest		44,917	64,037	18,386
		_________	_________	_________
Shareholders' equity, net	9
Capital stock		610,042	610,042	175,148
Investment shares		1,650	1,650	474
Additional paid-in capital		544,648	544,648	156,373
Legal reserve		76,954	88,845	25,508
Retained earnings		645,138	198,194	56,903
Cumulative translation adjustment		6,954	(11,672)	(3,351)
Unrealized gain on investments in shares carried at fair value		-	67,511	19,383
Treasury shares		(15,278)	(15,278)	(4,386)
		_________	_________	_________
Total shareholders' equity		1,870,108	1,483,940	426,052
		_________	_________	_________
Total liabilities and shareholders' equity, net		2,206,856	2,558,568	734,588
		_________	_________	_________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)
	For the three-month period ended September 30,			For the nine-month period ended September 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating revenues
Net sales	150,855	179,380	51,502	405,037	501,235	143,909
Royalty income, Note 11(a)	22,362	33,729	9,684	53,788	82,692	23,742
	___________	___________	___________	___________	___________	___________
Total revenues	173,217	213,109	61,186	458,825	583,927	167,651
	___________	___________	___________	___________	___________	___________
Costs of operation
Operating costs	69,546	71,670	20,577	199,266	215,704	61,931
Depreciation	10,456	10,567	3,034	29,342	29,757	8,543
Exploration and development costs in operational mining sites	17,375	21,899	6,287	47,087	58,009	16,655
	___________	___________	___________	___________	___________	___________
Total costs of operation	97,377	104,136	29,898	275,695	303,470	87,129
	___________	___________	___________	___________	___________	___________
Gross margin	75,840	108,973	31,288	183,130	280,457	80,522
	___________	___________	___________	___________	___________	___________
Operating expenses
General and administrative	17,841	32,539	9,342	51,158	70,983	20,380
Exploration costs in non-operational mining areas	7,507	13,513	3,880	18,535	36,575	10,501
Sales	5,742	6,379	1,831	17,172	17,530	5,033
Royalties	4,641	5,455	1,566	10,785	15,749	4,522
	___________	___________	___________	___________	___________	___________
Total operating expenses	35,731	57,886	16,619	97,650	140,837	40,436
	___________	___________	___________	___________	___________	___________
Operating income	40,109	51,087	14,669	85,480	139,620	40,086
	___________	___________	___________	___________	___________	___________
Other income (expenses)
Share in affiliated companies, Note 5(d)	93,673	176,251	50,603	165,413	349,030	100,210
Loss from change in the fair value of derivative instruments, Note 12(a)	-	(350,186)	(100,541)	-	(289,852)	(83,219)
Realized gain (loss) on derivative instruments, Note 12(b)	10,299	(7,070)	(2,030)	35,732	(4,841)	(1,390)
Interest income	2,091	1,796	516	6,345	4,543	1,304
Gain (loss) from exposure to inflation	(2,976)	410	118	(6,133)	(2,004)	(575)
Interest expense	(4,196)	(1,601)	(460)	(11,964)	(5,831)	(1,674)
Amortization of mining concessions, Note 6	(5,100)	(3,969)	(1,140)	(13,528)	(11,908)	(3,419)
Loss from sale of subsidiary's shares	-	-	-	(6,658)	-	-
Other, net	4,447	(4,002)	(1,149)	417	(2,051)	(589)
	___________	___________	___________	___________	___________	___________
Total other income (expenses), net	98,238	(188,371)	(54,083)	169,624	37,086	10,648
	___________	___________	___________	___________	___________	___________
Income (loss) before income tax, workers' profit sharing and minority interest	138,347	(137,284)	(39,414)	255,104	176,706	50,734
Workers' profit sharing	(85)	(1,213)	(348)	(794)	(1,595)	(457)
Income tax	(6,286)	(13,012)	(3,736)	(17,499)	(26,948)	(7,736)
	___________	___________	___________	___________	___________	___________
Income (loss) before minority interest	131,976	(151,509)	(43,498)	236,811	148,163	42,541
Minority interest	(7,962)	(13,515)	(3,880)	(12,917)	(37,237)	(10,691)
	___________	___________	___________	___________	___________	___________
Net income (loss)	124,014	(165,024)	(47,378)	223,894	110,926	31,850
	___________	___________	___________	___________	___________	___________
Basic and diluted earnings (loss) per share, stated in Peruvian Nuevos Soles and U.S. dollars, Note 13	0.97	(1.30)	(0.37)	1.76	0.87	0.25
	___________	___________	___________	___________	___________	___________
Weighted average number of shares outstanding, Note 13	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219	127,236,219
	___________	___________	___________	___________	___________	___________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the nine-month period ended September 30, 2002 and 2003

								Unrealized
								gain on
	Capital stock						Cumulative	investments
	Number of	Common	Investment	Additional	Legal	Retained	translation	carried at fair	Treasury
	shares	shares	shares	paid-in capital	reserve	earnings	adjustment	value	shares	Total
		S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)	S/(000)

Balance as of January 1, 2002	137,444,962	186,730	503	524,991	37,331	788,258	5,957	-	(19,247)	1,524,523
Declared and paid dividends, net of dividends paid to a subsidiary, Note 9(e)	-	-	-	-	-	(27,585)	-	-	-	(27,585)
Capitalization of retained earnings, Notes 9(a) and (b)	-	423,312	1,147	-	-	(424,459)	-	-	-	-
Transfer to legal reserve	-	-	-	-	22,837	(22,837)	-	-	-	-
Gain from sale of ADR, Note 9(c)	-	-	-	19,657	-	-	-	-	4,119	23,776
Purchase of Compañía de Minas Buenaventura S.A.A.'s investment shares	-	-	-	-	-	-	-	-	(150)	(150)
Cumulative gain for translation of investment in Minera Yanacocha S.R.L., Note 5(c)	-	-	-		-	-	34,533	-	-	34,533
Net income	-	-	-		-	223,894	-	-	-	223,894
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of September 30, 2002	137,444,962	610,042	1,650	544,648	60,168	537,271	40,490	-	(15,278)	1,778,991
	___________	__________	__________	__________	__________	_________	__________	__________	__________	__________

Balance as of January 1, 2003	137,444,962	610,042	1,650	544,648	76,954	645,138	6,954	-	(15,278)	1,870,108
Declared and paid dividends, net of dividends paid to a subsidiary, Note 9(e)	-	-	-	-	-	(108,470)	-	-	-	(108,470)
Investments kept at fair value, Note 5(a)	-	-	-	-	-	(5,620)	-	67,511	-	61,891
Loss on derivative instruments, Note 12(a)	-	-	-	-	-	(431,889)	-	-	-	(431,889)
Transfer to legal reserve	-	-	-	-	11,891	(11,891)	-	-	-	-
Cumulative loss for translation of investment in Minera Yanacocha S.R.L., Note 5(c)	-	-	-	-	-	-	(18,626)	-	-	(18,626)
Net income	-	-	-	-	-	110,926	-	-	-	110,926
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Balance as of September 30, 2003	137,444,962	610,042	1,650	544,648	88,845	198,194	(11,672)	67,511	(15,278)	1,483,940
	___________	__________	__________	__________	__________	__________	__________	__________	__________	__________

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)
	For the three-month period ended September 30,			For the nine-month period ended September 30,
	_________________________________			_________________________________
	2002	2003	2003	2002	2003	2003
	S/(000)	S/(000)	US$(000)	S/(000)	S/(000)	US$(000)
			(Note 2)			(Note 2)
Operating activities
Collection from customers	143,834	173,403	49,786	403,348	494,867	142,081
Collection of dividends	-	160,140	45,978	-	251,135	72,103
Collection of royalties	15,688	23,143	6,645	46,784	70,786	20,323
Collection of interest	4,240	1,754	504	8,482	5,661	1,625
Payments to suppliers and third parties	(68,868)	(72,916)	(20,936)	(194,623)	(217,980)	(62,584)
Payments to employees	(24,676)	(29,798)	(8,555)	(86,334)	(90,263)	(25,915)
Payments of exploration expenditures	(20,421)	(28,372)	(8,146)	(52,670)	(78,875)	(22,646)
Payments of income tax	(5,519)	(16,379)	(4,703)	(16,047)	(36,025)	(10,343)
Payments of royalties	(6,989)	(4,846)	(1,391)	(12,873)	(16,216)	(4,656)
Payments of interest	(5,748)	(695)	(200)	(11,518)	(7,370)	(2,116)
	________	________	________	________	________	________

Net cash provided by operating activities	31,541	205,434	58,982	84,549	375,720	107,872
	________	________	________	________	________	________
Investing activities
Proceeds (payments) from derivative instruments settled, net	10,299	(7,070)	(2,030)	35,732	(4,841)	(1,390)
Proceeds from sale of plant and equipment	-	42	12	-	1,048	301
Purchase of plant and equipment	(16,040)	(16,323)	(4,686)	(42,479)	(37,655)	(10,811)
Development expenditures	(7,742)	(8,564)	(2,459)	(18,629)	(21,858)	(6,276)
Purchase of investments in shares	-	(355)	(102)	(13,590)	(1,853)	(532)
	________	________	________	________	________	________

Net cash used in investing activities	(13,483)	(32,270)	(9,265)	(38,966)	(65,159)	(18,708)
	________	________	________	________	________	________

Financing activities
Payment of dividends	-	(69,962)	(20,087)	(27,585)	(108,470)	(31,143)
Decrease of long-term debt	(3,629)	(3,945)	(1,133)	(7,677)	(13,586)	(3,901)
Decrease of bank loans	(2,239)	(2,626)	(754)	(22,860)	(11,285)	(3,240)
Proceeds from ADR sale	-	-	-	23,776	-	-
Purchase of treasury shares	-	-	-	(150)	-	-
	________	________	________	________	________	________
Net cash used in financing activities	(5,868)	(76,533)	(21,974)	(34,496)	(133,341)	(38,284)
	________	________	________	________	________	________
Net increase in cash during the period	12,190	96,631	27,743	11,087	177,220	50,880

Cash at beginning of period	85,110	171,121	49,131	86,213	90,532	25,994
	________	________	________	________	________	________
Cash at period-end	97,300	267,752	76,874	97,300	267,752	76,874
	________	________	________	________	________	________
Reconciliation of net income (loss) to net cash provided by operating activities
Net income (loss)	124,014	(165,024)	(47,378)	223,894	110,926	31,850
Add (deduct)
Loss from change in the fair value of derivative instruments	-	350,186	100,541	-	289,852	83,219
Share in affiliated companies, net of dividends received	(93,673)	(16,111)	(4,625)	(165,413)	(97,895)	(28,107)
Gain on sale of plant and equipment	(55)	-	-	(1,852)	(910)	(261)
Long-term officers' compensation (*)	395	13,124	3,768	436	20,612	5,918
Depreciation	11,393	11,334	3,254	30,446	31,349	9,000
Loss (gain) from exposure to inflation	2,976	(410)	(118)	6,133	2,004	575
Amortization of development costs in operational mining sites	4,460	5,819	1,671	12,952	14,320	4,111
Amortization of mining concessions	5,100	3,969	1,140	13,528	11,908	3,419
Net cost of retired plant and equipment	1,202	-	-	2,654	2,362	678
Minority interest	7,962	13,515	3,880	12,917	37,237	10,691
Deferred income tax and workers' profit sharing	125	664	191	3,362	1,551	445
Loss in sale of investments in shares	-	-	-	6,658	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	(21,708)	(15,546)	(4,463)	(58,081)	(18,327)	(5,262)
Inventories	(792)	4,318	1,240	1,106	2,181	626
Prepaid taxes and expenses	(3,758)	6,654	1,910	(1,532)	(2,386)	(685)
Deferred stripping costs	(1,663)	(2,543)	(730)	(11,798)	(8,684)	(2,493)
Increase (decrease) of operating liabilities -
Accounts payable	(4,437)	(4,515)	(1,299)	9,139	(20,380)	(5,852)
	________	________	________	________	________	________

Net cash provided by operating activities	31,541	205,434	58,982	84,549	375,720	107,872
	________	________	________	________	________	________

(*) This provision, which covers until the year 2012, corresponds to a long-term compensation program granted by the Company to certain officers, as further explained in Note 14 to the 2002 consolidated financial statements.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the consolidated financial statements (unaudited)

As of September 30, 2003 and 2002

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the accounting books and records of Compañía de Minas Buenaventura S.A.A. ("Buenaventura") and subsidiaries (together, "the Company"), which are maintained in nominal Peruvian currency and adjusted to reflect changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 1.9 and 0.9 percent during the nine-month period ended September 30, 2002 and 2003, respectively.

Figures presented in the consolidated financial statements as of December 31, 2002 and for the three-month and nine-month periods ended September 30, 2002, have been inflation adjusted to reflect the change in the National Wholesale Price Index (IPM) at September 30, 2003.

(b) The criteria and accounting principles used by Management in the following interim consolidated financial statements preparation, which should be read together with the 2002 audited report, are similar to those used in the preparation of the Company's annual consolidated financial statements, except for matters related to the adoption of IAS 39, Recognition and Measurement of Financial Instruments, effective January 1, 2003 (see notes 5 and 12). Additionally, in preparing the interim consolidated financial information, Management made certain estimates and assumptions; accordingly actual results may differ from those presented in this report.

(c) Certain figures of the consolidated financial statements as of December 31, 2002 and for the three-month and nine-month periods ended September 30, 2002 have been reclassified to make them comparable with the current period figures.

(d) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership percentages as of
	____________________________________________________________________
	December 31, 2002		September 30, 2003
	________________________________		________________________________
Subsidiaries	Direct	Indirect	Direct	Indirect	Economic activity
	%	%	%	%

Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.

Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	-	100.00	44.83	55.17	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.

Compañía Minera Condesa S.A.	99.99	-	99.99	-	Holds investments in Buenaventura, Yanacocha and other affiliated companies engaged in mining activities.

Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently is also engaged in electric power sales.

Consorcio Energético de Huancavelica S.A.	100.00	-	100.00	-	Transmission of electric power to mining companies.

Contacto Corredores de Seguros S.A.	-	100.00	-	100.00	Placement of insurance contracts and provision of administrative and technical services in insurance matters.

Inversiones Colquijirca S.A.	59.02	-	59.90	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.A.

Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.

Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.

Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, primarily gold.

Minas Conga S.R.L.	-	60.00	-	60.00	Holds certain mining concessions.

Minera Shila S.A.C.	50.00	50.00	-	-

Extraction, concentration and commercialization of concentrates, primarily gold. This Company was absorbed by Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN effective January 2, 2003.

S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

During the first quarter of 2003, the Company purchased 1,572,000 shares of its subsidiary Inversiones Colquijirca S.A. for S/1 per share. As a result of this transaction, the Company's ownership in Inversiones Colquijirca S.A. increased from 59.02% as of December 31, 2002 to 59.90% as of September 30, 2003.

On March 30, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca's shares for US$2,000,000. From this amount, US$1,500,000 will be collected in three equal semi-annual installments finishing on September 30, 2004 and the remaining US$500,000 will be collected on September 30, 2006 provided that: (i) the level of economic reserves measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction will be reduced to US$1,500,000. This transaction has generated a loss amounting to S/6,658,000, assuming a sales price of US$1,500,000, which is separately presented in the consolidated statements of income.

On April 2, 2002, the Company sold to third parties its participation in Minera Yanaquihua S.A.C. Under the sale agreement, the buyers will pay royalties equal to a percentage of the net sales of Minera Yanaquihua S.A.C.; the royalty payment percentages will be equal to 5% in 2004, 6% in 2005, 7% in 2006 and 8% in 2007. Under the contract, the buyers have an option to forego continued royalty payments and to buy out the annual royalties section of the agreement for an amount equal to US$ 3,000,000; if this option has not been exercised at December 31, 2007, the royalties will increase to 10% of yearly net sales effective January 1st, 2008. The Company's former carrying amount of the investment of S/4,972,000 (US$1,492,000) is shown as a long-term account receivable. No income was recognized on this transaction.

2. Convenience Translation of Peruvian Nuevos Soles
amounts into U.S. dollar amounts

The interim consolidated financial statements are stated in Peruvian Nuevos Soles. U.S. dollars amounts are included solely for the convenience of the reader, and were obtained by dividing Peruvian Nuevos Soles amounts by the exchange rate for selling U.S. dollars at September 30, 2003 (S/3.483 to US$1), as published by the Superintendencia de Banca y Seguros (Superintendent of Bank and Insurance, or "SBS"). The convenience translation should not be construed as representation that the amounts of the consolidated financial statements in Peruvian Nuevos Soles have been, or could be converted into U.S. dollars at the foregoing or any other rate of exchange.

3. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31,	As of September 30,
	2002	2003
	S/(000)	S/(000)

Cash	1,142	2,811
Current demand deposit accounts	5,880	10,949
Saving accounts	6,778	708
Time deposits (b)
In local currency	73,715	69,584
In foreign currency	3,017	132,024
Investment fund (c)	-	51,676
	_________	_________

	90,532	267,752
	_________	_________

As of September 30, 2003, the Company maintained the following time deposits:

- S/69,580,000 at an annual interest rate of 5.7 percent with maturity on October 6, 2003. With the purpose of hedging the foreign currency exchange risk associated to such time deposit, Buenaventura executed a foreign currency forward contract for US$20,186,391 that expires on October 6, 2003 and has a specific exchange rate of S/3.4970 for each U.S. dollar, see Note 12(e). This time deposit earns interests amount to S/3,056,000 during nine-month period ended September 31, 2003 (S/6,078,000 during the nine-month period ended September 31, 2002).

- US$37,000,000 with annual interest rates ranging from 0.97% to 1.05% and maturities of 30 days.

Currently, the Company has renewed the time deposits with similar conditions.

(c) In July, 2003, the Company invested S/50,897,000 (US$14,617,000) in a diversified fixed income fund under the administration of Compass Group Sociedad Administradora de Fondos de Inversión S.A. As of September 30, 2003, the market value of such investment amounts to S/51,676,000 (US$14,840,000). The change in the market value of S/779,000 (US$223,000) was recognized as interest income in the consolidated statements of income.

4. Inventories, net

This item is made up as follows:

	As of December 31, 2002	As of September 30, 2003
	S/(000)	S/(000)

Mineral concentrates	31,631	30,138
Spare parts and supplies	48,619	48,402
	_________	_________
	80,250	78,540

Less - Slow moving and obsolescence spare parts and supplies reserve	5,932	5,524
	_________	_________

	74,318	73,016
	_________	_________

In Management's opinion, the slow moving and obsolete spare parts and supplies reserve, is sufficient to cover this risks of at December 31, 2002 and September 30, 2003.

5. Investments in shares

This item is made up as follows:

	Equity ownership percentage		Amount
	________________________		_______________________
	As of December 31, 2002	As of September 30, 2003	As of December 31, 2002	As of September 30, 2003
	%	%	S/(000)	S/(000)
Investments carried at fair value (a)
Sociedad Minera Cerro Verde S.A.	9.17	9.17	19,359	81,250
Other			2,394	3,069
			_________	_________
			21,753	84,319
			_________	_________
Equity method investments (b)
Minera Yanacocha S.R.L. (c):	43.65	43.65
Equity share			1,041,195	1,126,594
Mining concession, net			117,093	110,993
			_________	_________
			1,158,288	1,237,587

Sociedad Minera Coshuro de Responsabilidad Limitada	45.90	45.90	787	755
			_________	_________
			1,159,075	1,238,342
			_________	_________

			1,180,828	1,322,661
			________	________

(a) Until December 31, 2002, the Company carried at cost the investments in shares in entities in which its ownership is less than 20 percent, less any impairment recognized as a result of declines in value deemed to be permanent. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that these investments be measured at fair value, and changes in this value be recognized separately in the statement of changes in shareholders' equity.

The Company has recorded a charge of S/5,620,000 to retained earnings related to the adoption of the initial effect of this change, and presents in the caption "unrealized gain on investments in shares carried at fair value" in the consolidated statement of shareholders' equity the change in its fair value of S/67,511,000 occurred during the nine-month period ended September 30, 2003.

The Company has determined the fair value as of September 30, 2003 based on the quoted market price of Sociedad Minera Cerro Verde S.A.'s shares as of that date. The other investments are maintained at cost.

(b) The amount to be recorded as equity participation in Minera Yanacocha S.R.L (hereafter, "Yanacocha") was determined from audited financial statements as of December 31, 2002 and unaudited financial statements as of September 30, 2003.

(c) The calculation of the equity investment in Yanacocha is as follows:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	__________________		__________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Yanacocha shareholders' equity at beginning of period	2,016,586	2,569,546	1,806,222	2,411,547
Participation percentage	43.65%	43.65%	43.65%	43.65%
	_________	_________	_________	_________
Company's participation in Yanacocha equity at beginning of period	880,240	1,121,607	788,416	1,052,641
Elimination of intercompany gains	(12,025)	(11,129)	(12,426)	(11,446)
	_________	_________	_________	_________
Balance at beginning of period	868,215	1,110,478	775,990	1,041,195
Participation in Yanacocha income	95,922	177,836	172,300	354,244
Dividends received, Note 11(a)	-	(160,140)	-	(251,135)
Realization of intercompany gains	298	466	699	916
Cumulative translation effect	19,087	(2,046)	34,533	(18,626)
	_________	_________	_________	_________

Balance at period-end	983,522	1,126,594	983,522	1,126,594
	_________	_________	_________	_________

Movements of the payment over the book value of Yanacocha's shares were as follows (mining concession):

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	____________________		____________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Balance at beginning of period	117,368	113,026	122,328	117,093
Amortization	(2,488)	(2,033)	(7,448)	(6,100)
	_________	_________	_________	_________

Balance at period-end	114,880	110,993	114,880	110,993
	_________	_________	_________	_________

(d) The amount recognized in the consolidated statements of income as "share in affiliated companies" is made up as follows:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	____________________		__________________
	2002	2003	2002	2003
	S/(000)	S/(000)	S/(000)	S/(000)

Minera Yanacocha S.R.L.	93,732	176,269	165,551	349,060
Other	(59)	(18)	(138)	(30)
	_________	_________	_________	_________

	93,673	176,251	165,413	349,030
	_________	_________	_________	_________

The share in Yanacocha's income has increased in the nine-month period ended September 30, 2003, as compared to the same period of 2002, due mainly to the following reasons:

Increase of Yanacocha's total revenues from US$495.6 million during the nine-month period ended September 30, 2002 to US$782.4 million during the nine-month period ended September 30, 2003 due to (i) the increase of the realized gold price from US$306 per ounce during the nine-month period ended September 30, 2002 to US$355 per ounce during the nine-month period ended September 30, 2003, and (ii) increase of the volume of ounces of gold sold from 1,602,940 during the nine-month period ended September 30, 2002 to 2,200,631 during the nine-month period ended September 30, 2003

Decrease of cash cost per ounce from US$139 during the nine-month period ended September 30, 2002 to US$127 during the nine-month period ended September 30, 2003.

Increased revenues have been partially offset by an increase in asset retirement and restoration obligations of US$40 million (Buenaventura equity participation of US$17 million).

(e) Presented below is selected information about Yanacocha, the Company's most significant investment:

Economic activity

Yanacocha is engaged in the exploration for and exploitation of gold in the open pit mines of Carachugo, San José, Maqui Maqui, Cerro Yanacocha and La Quinua; all mines are located in the department of Cajamarca, Peru. Chaupiloma is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, see additional information in Note 11(a).

Summary financial information based on the Yanacocha financial statements

Yanacocha carries its accounting records in U.S. dollars, according to tax stabilization agreements signed with the Peruvian government. Presented below is certain summary financial information extracted from the Yanacocha financial statements and adjusted to conform to accounting practices and principles of the Company:

Summary data from the Yanacocha balance sheet as of December 31, 2002 (audited) and September 30, 2003 (unaudited):

	2002	2003
	US$(000)	US$(000)

Total assets	1,055,280	1,245,248
Total liabilities	374,822	497,088
Shareholders' equity	680,458	748,160

Summary data from the Yanacocha statements of income for the three-month and nine-month periods ended September 30, 2002 and 2003 (unaudited):

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	____________________		_____________________
	2002	2003	2002	2003
	US$(000)	US$(000)	US$(000)	US$(000)

Total revenues	206,067	320,465	495,609	782,393
Operating income	93,954	160,266	166,115	365,481
Net income	67,700	116,499	122,300	232,702

Legal proceedings

In June 2000, a contractor of Yanacocha spilled approximately 11 liters of mercury near the town of Choropampa, which is located 53 miles away from Yanacocha. As a consequence of this damage, on September 10, 2001, Yanacocha and other defendants were named in a lawsuit by over 900 Peruvian citizens in the Denver District Court of the state of Colorado in the United States (hereafter "the Court"). The plaintiffs seek compensations for the damage caused by the spill incident. This action was dismissed by the Court on May 22, 2002 and this ruling was reaffirmed by the Court on July 30, 2002. Plaintiffs' attorneys have appealed this dismissal.

In July 2002, 140 additional plaintiffs and the same plaintiffs who filed the initial lawsuit, filed another lawsuit against Yanacocha and various wholly owned subsidiaries of Newmont Mining Corporation in the same Court, seeking similar compensations as the September 2001 lawsuit. This lawsuit has been stayed pending the outcome of the appeal in the September 2001 matter. Yanacocha cannot predict the final outcome of any of the above-described lawsuits but considers that any adverse decision will not have a material effect on its financial statements.

6. Mining concessions, net

Corresponds to the amount paid over the fair value of net assets as a result of the additional purchase of ownerships in subsidiaries. Movements within the mining concession cost and accumulated amortization accounts were as follows:

	Balance as of December 31, 2002	Additions	Retirements	Balance as of September 30, 2003
	S/(000)	S/(000)	S/(000)	S/(000)

Cost
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	165,923	-	-	165,923
Inversiones Colquijirca S.A.	40,086	-	-	40,086
Consorcio Energético de Huancavelica S.A.	8,600	-	-	8,600
Sociedad Minera El Brocal S.A.A.	5,402	-	(165)	5,237
	_________	_________	_________	_________
	220,011	-	(165)	219,846
	_________	_________	_________	_________

Accumulated amortization
Compañía de Exploraciones, Desarrollo e Inversiones Mineras S.A.C. - Cedimin	30,367	7,702	-	38,069
Inversiones Colquijirca S.A.	14,197	3,105	-	17,302
Consorcio Energético de Huancavelica S.A.	954	637	-	1,591
Sociedad Minera El Brocal S.A.A.	925	464	-	1,389
	_________	_________	_________	_________
	46,443	11,908	-	58,351
	_________	_________	_________	_________

Net cost	173,568			161,495
	_________			_________

7. Bank loans

Bank loans, contracted in U.S. dollars, are as follows:

	Annual interest rate	As of December 31, 2002	As of September 30, 2003
		S/(000)	S/(000)

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Ranging from 3.48% to 3.72%	10,650	7,558
Banco Internacional del Perú - Interbank	4.48%	7,100	2,786
Bank Boston	3.34%	-	1,986
Banco Wiese Sudameris	4.38%	4,917	-
Banco Interamericano de Finanzas - BIF	4.15%	3,124	-

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú	Ranging from 2.62% to 2.66%	3,549	19,853
Banco Wiese Sudameris	3.38%	7,713	-
Banco Wiese Sudameris	3.88%	6,389	-

Other subsidiaries		331	305
		_______	_______

		43,773	32,488
		________	________

Bank loans were obtained to finance working capital needs and have short-term maturities. Loans obtained by Sociedad Minera El Brocal S.A.A. are guaranteed by the related shipments of lead and zinc concentrates inventories. The other bank loans do not have specific guarantees.

8. Long-term debt

(a) Long-term debt is composed of the following loans, principally denominated in U.S. dollars:

	Guarantee	Annual interest rate	Maturity date	As of December 31, 2002	As of September 30, 2003
				S/(000)	S/(000)

Inversiones Mineras del Sur S.A.
Banco de Crédito del Perú (i)	Guaranteed by Buenaventura.	4.50%	January 2008	70,989	69,660

Consorcio Energético de Huancavelica S.A.
BBVA Banco Continental	Guaranteed by Buenaventura.	Libor plus 1.20% (2.86% as of September 30, 2003)	April 2005	33,069	22,001

Sociedad Minera El Brocal S.A.A.
Banco de Crédito del Perú	Pledge of US$5,822,000 on plant and equipment; additionally the Company will transfer cash flow from zinc and silver concentrates sales to two clients through the Company's bank account, including accrued interests between September 2001 and December 2002.	Libor plus 3.75% (4.91% as of September 30, 2003)	September 2006	19,525	19,157

Teck Cominco Metals Ltd. (ii)	No specific guarantees.	Libor plus 6.00% (7.16% as of September 30, 2003)	December 2006	6,000	5,723
Other				782	238
				_________	_________
				130,365	116,779

Less - Current portion				17,172	22,382
				_________	_________

Long-term portion				113,193	94,397
				_________	_________

This note contains a quarterly roll over provision and is fully guaranteed by Buenaventura. On October 6, 2003 this loan was rolled over with an annual interest rate of 4.50%.

This loan is subordinated to the obligations established in the loan agreement signed with Banco de Crédito del Perú.

(b) The long-term debt maturity schedule of the non-current portion of long-term debt is as follows:

Year ended September 30,	Amount
S/(000)

2005	16,285
2006	8,049
2007	403
2008	69,660
_________

94,397
_________

9. Shareholders' equity

(a) Capital stock -

As of September 30, 2003 the capital stock is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Capital stock	549,780	60,262	610,042
	________	_______	______

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/137,444,962 to S/549,779,848 (from S/186,730,000 to S/610,042,000, in constant values as of September 30, 2003) through the capitalization of a portion of retained earnings as of December 31, 2001, and by increasing the nominal value of the common shares - Series A and B from S/1 to S/4. From the capitalized amount of S/412,334,886 (approximately S/423,312,000 in constant values as of September 30, 2003), S/129,266,262 corresponds to common shares - Series A and S/283,068,624 to common shares - Series B.

The Shareholders' Meeting held on April 30, 2002 approved the re-designation of common shares - Series B as common shares - Series A, and then immediately approved the re-designation of common shares - Series A as common shares. Both decisions were effective May 3, 2002, at which date the Company's capital stock is comprised of 137,444,962 common shares with a nominal value of S/4 each.

(b) Investment shares -

As of September 30, 2003 this caption is made up as follows:

	Nominal value	Restatement for inflation effect	Total
	S/(000)	S/(000)	S/(000)

Investment shares	1,489	161	1,650
	_____	_____	___

The Annual Shareholders' meeting mentioned in paragraph (a) above, also decided to increase the investment shares account from S/372,320 to S/1,489,280 (From S/503,000 to S/1,650,000, in constant values as of September 30, 2003), by increasing the nominal value of investment shares from S/1 to S/4, concurrent with capitalization of a portion of retained earnings equal to S/1,116,960 (S/1,147,000 in constant values as of September 30, 2003). As a consequence, effective May 3, 2002, there are 372,320 investment shares with a nominal value of S/4 each.

(c) Additional paid-in capital -

The additional paid-in capital principally relates to the premium received on the issuance of Series B common shares (re-designated as common shares - Series A since April 2002). Additionally, it includes a gain that resulted from the sale of treasury ADR.

In the first quarter of 2002, Condesa sold to third parties an additional 314,500 ADR for approximately S/23,776,000, realizing a gain of S/19,657,000, which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(d) Legal reserve -

According to the Ley General de Sociedades (General Corporations Law), applicable to individual and unconsolidated financial statements, a minimum of 10% of distributable income in each year, after deducting income tax, shall be transferred to a legal reserve, until such reserve is equal to 20 percent of capital stock. This legal reserve may be used to offset losses or may be capitalized; however, if used to offset losses or if capitalized, the reserve must be replenished with future profits.

(e) Declared dividends -

The Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/29,861,000 (equivalent to S/0.22 per share) from retained earnings as of December 31, 2001. The cash dividend includes dividends of S/2,276,000 paid to a subsidiary. The dividends were available to shareholders from April 2002.

The Annual Shareholders meeting held on March 31, 2003 approved a cash dividend of S/41,716,000 (equivalent to S/0.30 per share) from retained earnings as of December 31, 2002. The cash dividend includes dividends of S/3,208,000 paid to a subsidiary. These dividends were available to shareholders from April 2003.

The Board of Director meeting held on July 31, 2003 approved an extraordinary cash dividend of S/75,772,000 (equivalent to S/0.55 per share) from retained earnings as of December 31, 2002. The cash dividend includes dividends of S/5,810,000 paid to a subsidiary. The dividends were available to shareholders from August 2003.

(f) Treasury shares -

This item is made up of 10,581,063 treasury shares held by the Company as of September 30, 2003. The shares cost amounts to S/15,278,000.

10. Legal proceedings

Damages claimed by a French citizen -

In February of 2002, the Company and Condesa, together with Newmont Mining, Newmont Second and certain individual persons, were defendants in an action initiated by a French citizen, with jurisdiction before the District Court of the state of Colorado in the United States. The plaintiff alleges that he was engaged as an advisor to Normandy respective to a lawsuit that concluded in October of 1998, and that such lawsuit separately motivated the execution of a Global Transaction Agreement in 2000 between the Company, BRGM, Mine Or, Normandy and their related entities (SEREM).

The Global Transaction Agreement provided for full and permanent revocation and annulment of any preferential rights on the shares of Compañía de Exploraciones Desarrollo e Inversiones Mineras S.A.C. - CEDIMIN in exchange for a one-time payment of US$80 million by the Company, of which the Company paid US$40 million.

The plaintiff asserts that he was injured because Normandy had promised to pay him a commission based fee if he was able to increase the amount of the Company's payment as ordered by the Court, which did not occur, and seeks damages of not less than US$25 million plus interest, in addition to unspecified punitive damages that could increase the amount by threefold. Additionally, the plaintiff alleges violations of the federal RICO statute and similar provisions of Colorado law, interference with contract rights, defamation and other damages.

The defendants have filed various motions to dismiss the action and believe the arguments presented for dismissal have solid legal ground; however, rather than responding to these motions for dismissal, the plaintiff has filed another demand. The Company and Condesa have presented motions to reject the new demand.

The District Court judge of the state of Colorado in the United States has listened the motions presented by the defendants and the plaintiff on the September 11, 2003 hearing. At this date, is not possible to predict when the Court will rule on the motions, the possible outcome of such motions or a possible range of loss.

11. Transaction with affiliated companies

(a) The Company had the following transactions with its affiliated companies:

Yanacocha -

For the three-month and nine-month periods ended September 30, 2003 Compañía Minera Condesa S.A. received cash dividends from Yanacocha for approximately S/160,140,000 and S/251,135,000, respectively.

S.M.R.L. Chaupiloma Dos de Cajamarca is the legal owner of the mineral rights on the mining concessions exploited by Yanacocha, and receives a 3 percent royalty on the net sales of Yanacocha. For the three-month and nine-month periods ended September 30, 2003, royalties earned amounted to S/33,729,000 and S/88,692,000, respectively (S/22,362,000 and S/53,788,000 for the three-month and nine-month periods ended September 30, 2002, respectively) and are presented as royalty income in the consolidated statements of income.

In March 2002, Buenaventura Ingenieros S.A. signed a technical service agreement with Yanacocha to perform a number of specialized activities and services. Pursuant to the agreement, the services performed will be related to the construction of mining projects and will include completion of analysis and studies, work plan design, and functions related to planning, monitoring and administrating the infrastructure projects required by Yanacocha in its operations. This contract will expire on December 31, 2003. The revenues related to this service contract amounted to approximately S/6,749,000 and S/8,086,000 for the three-month and nine-month periods ended September 30, 2003, respectively (S/3,926,000 and S/6,718,000 for the three-month period and nine-month period ended September 30, 2002).

In November 2000, Consorcio Energético de Huancavelica S.A. signed an agreement with Yanacocha for the construction of a
220 kW transmission line between Trujillo and Cajamarca, a 60 kW transmission line between Cajamarca and La Pajuela, and the Cajamarca Norte substation; this agreement also encompassed activities necessary to enlarge the Trujillo substation. The construction work was completed, pursuant to the contract, in October 2001. Concurrently, Yanacocha and the Company signed a 10-year agreement covering electric energy transmission and infrastructure operation beginning November 2001. In exchange for Buenaventura operating and managing the transmission project, Yanacocha will pay an annual fee of US$3.7 million. The revenues for these services for the three-month and nine-month periods ended September 30, 2003 amounted to approximately S/3,386,000 and S/10,135,000, respectively (S/3,528,000 and S/10,535,000 for the three-month and nine-month periods ended September 30, 2002, respectively).

(b) As a result of these and other minor transactions, the Company has the following accounts receivable and payable from affiliated companies:

	As of December 31, 2002	As of September 30, 2003
	S/(000)	S/(000)

Receivable
Minera Yanacocha S.R.L.	30,446	41,911
Other	178	607
	_________	_________
	30,624	42,518
	_________	_________

Payable
Compañía Minera Coimolache S.A.	22	22
	_________	_________

12. Derivative financial instruments

(a) Until December 31, 2002, the Company did not account for the fair value of the derivative instruments and only disclosed the amount in notes to the consolidated financial statements. Effective January 1, 2003, the Company has adopted IAS 39, "Financial Instruments - Recognition and Measurement", which requires that the derivative instruments be recognized as assets or liabilities in the consolidated balance sheet, and measured at their fair value.

Management's intention is to hold derivative instruments to hedge the fluctuations in metal prices, mainly gold and silver, and not for trading purposes; however, the Company does not meet all the criteria stated in IAS 39 to account for the derivative instruments as a hedge. Accordingly, the Company, based on IAS 39, has recorded its derivative instruments as follow:

Recorded a charge of S/431,889,000 in the retained earnings caption.

Recognized a loss of S/289,852,000 due to the change in fair value occurred during the nine-month period ended September 30, 2003 (S/350,186,000 during the three-month period ended September 30, 2003), which is presented as other income (expenses) in the consolidated statements of income.

In addition, S/721,925,000 is presented as a liability in the consolidated balance sheet in connection with the fair value of the open derivate instruments as of September 30, 2003, as detailed in paragraphs (c) and (d) below.

(b) For the three-month and nine-month periods ended September 30, 2003, the Company recognized a loss of S/7,070,000 and S/4,841,000, respectively (gain of S/10,299,000 and S/35,732,000 and for three-month and nine-month periods ended September 30, 2002) in connection with derivative operations settled in those periods.

(c) The tables below present details related to commodity derivative instruments outstanding as of September 30, 2003:

Compañía de Minas Buenaventura S.A.A. -

Metal	Quantity (ounces)		Collared price range	Period
	______________________
	Minimum	Maximum	(US$/Oz)

Gold	622,500 (i)	3,258,000	332.13 to 420	October 2003 - December 2011
Silver	3,850,000 (ii)	7,325,000	5.80 to 6.20	October 2003 - August 2006

Includes:

- Guaranteed sales of 300,000 ounces at sales price of US$332.12 per ounce.

- Guaranteed sales of 120,000, 187,500 and 15,000 ounces at an average price of US$345.12 per ounce only and when gold prices are above US$279.50, US$265 and US$290 per ounce, respectively.

(ii) Includes:

2,600,000 ounces with a guaranteed minimum sale price of US$5.80 per ounce (minimum price valid only and when silver price is above US$4.15 per ounce) and a maximum sale price of US$6.20 per ounce.

875,000 ounces with a guaranteed sales price of US$6 per ounce, only and when the silver price is above US$4 per ounce.

375,000 ounces with a guaranteed sales price of US$6.20 per ounce.

Sociedad Minera El Brocal S.A.A.

Metal	Quantity	Price	Period

Call options
Zinc	5,400 MT	US$900/MT	October 2003 - December 2003
Put options
Zinc	5,400 MT	US$775/MT	October 2003 - December 2003
Silver	300,000 Oz	US$4.25/Oz	October 2004 - December 2004
Purchase of call options
Zinc (*)	2,700 MT	US$900/MT	October 2003 - December 2003
Forward contracts
Zinc (**)	2,700 MT	US$895/MT	October 2003 - December 2003
Zinc	2,700 MT	US$869/MT	October 2003 - December 2003
Zinc	1,312 MT	US$860/MT	October 2003 - December 2003
Zinc (***)	6,000 MT	US$915/MT	January 2004 - December 2004
Zinc (****)	12,000 MT	US$900/MT	January 2004 - December 2004
Zinc (*****)	6,000 MT	US$905/MT	January 2004 - December 2004
Silver	150,000 Oz	US$5.10/Oz	October 2003 - December 2003
Silver	75,000 Oz	US$5.05/Oz	October 2003 - December 2003
Silver	300,000 Oz	US$4.97/Oz	January 2004 - December 2004
Silver	300,000 Oz	US$5.06/Oz	January 2004 - December 2004
Silver	300,000 Oz	US$5.25/Oz	January 2004 - December 2004
Silver (******)	300,000 Oz	US$4.80/Oz	January 2004 - December 2004

(*) These options have an exercise price of US$7.50/MT.

(**) This derivative instrument has a daily fade-out provision if zinc price is at or below US$750/MT.

(***) If the average zinc price in a specific month is at or below US$800/MT, the Company will obtain the average zinc price plus US$30/MT in that month. If the average zinc price in a specific month is at or above US$970/MT, the Company is committed to set an additional 250 MT at a price of US$900/MT in that month.

(****) If the average zinc price in a specific month is at or below US$780/MT, the Company will obtain the average zinc price plus US$30/MT in that month. If the average zinc price in a specific month is at or above US$950/MT, the Company is committed to set an additional 500 MT at a price of US$900/MT in that month.

(*****) This derivative instrument has a daily fade-out provision if the average zinc price in a specific month is at or below US$778/MT. If the average zinc price in a specific month is at or above US$970/MT, the Company is committed to set an additional 250 MT in that month.

(******) If the average silver price in a specific month is at or below US$4.20 per ounce, the Company will obtain the average silver price plus US$0.26 per ounce in that month. If the average silver price in a specific month is at or above US$4.80 per ounce, the Company is committed to set an additional 12,500 ounces at a price of US$4.80 per ounce in that month.

(d) In 2001, Sociedad Minera El Brocal S.A.A. ("El Brocal") signed two interest rate contracts which swapped floating for fixed on a nominal value of US$8,250,000; these contracts each possessed a 24-month maturity on June 30, 2003 and December 31, 2003. The annual fixed interest rates offered under the swap agreements were 4.7 percent and 3.7 percent. These transactions have generated a loss of approximately S/361,000 during the nine-month period ended September 30, 2003 due to the decrease of the LIBOR rate.

During 2002, El Brocal entered into an additional interest rate contract of US$5,500,000 that swapped LIBOR for a fixed annual rate of 3.05%; this swap agreement has a stated maturity of September 2006. This transaction has originated a loss of approximately S/316,000 during the nine-month period ended September 30, 2003 due to the lower LIBOR rate compared to the contract's fixed rate.

(e) Buenaventura maintains a foreign currency forward contract for US$20,186,391 that expires on October 6, 2003 and has a specific exchange rate of S/3.4970 for each U.S. dollar, see Note 3(b). This transaction has generated a loss of approximately S/1,423,000 during the nine-month period ended September 30, 2003 (S/744,000 during the nine-month period ended September 30, 2002) due to the lower market exchange rate compared to the contract's exchange rate.

13. Basic and diluted earnings (loss) per share

The computation of the basic and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2002 and 2003 is presented below:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	_________________________		_________________________
	2002	2003	2002	2003

Net income (loss) (numerator)	124,014,000	(165,024,000)	223,894,000	110,926,000
Weighted average number of shares outstanding (denominator)	127,236,219	127,236,219	127,236,219	127,236,219
Basic and diluted earnings (loss) per share	S/0.97	(S/1.30)	S/1.76	S/0.87

The number of shares to be used as the denominator in the calculation of basic and diluted earnings (loss) per share for the three-month and nine-month periods ended September 30, 2002 and 2003 was determined as follows:

	2002	2003

Common shares	137,444,962	137,444,962
Investment shares	372,320	372,320
	___________	___________
	137,817,282	137,817,282

Less - treasury shares	10,581,063	10,581,063
	___________	___________

	127,236,219	127,236,219
	__________	__________

14. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices by product for the three-month and nine-month periods ended September 30, 2002 and 2003 are as follows:

(a) Mineral volumes of inventories sold were:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	_________________________		_________________________
	2002	2003	2002	2003

Gold	69,363 Oz	81,021 Oz	189,317 Oz	233,302 Oz
Silver	2,791,858 Oz	2,930,188 Oz	8,569,450 Oz	8,339,391 Oz
Lead	5,001 MT	6,089 MT	15,698 MT	18,188 MT
Zinc	14,802 MT	13,022 MT	37,706 MT	39,102 MT

(b) Average sale prices by product were:

	For the three-month period ended September 30,		For the nine-month period ended September 30,
	_________________________		_________________________
	2002	2003	2002	2003
	US$	US$	US$	US$

Gold	315.92/Oz	364.92/Oz	305.00/Oz	354.45/Oz
Silver	4.78/Oz	4.88/Oz	4.71/Oz	4.74/Oz
Lead	434.39/MT	497.75/MT	453.56/MT	477.25/MT
Zinc	774.81/MT	811.30/MT	782.31/MT	791.10/MT

15. Explanation added for English language translation

The accompanying consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may differ in certain respects to generally accepted accounting principles in other countries.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañia de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Galvez Pinillos

Chief Financial Officer

Date: October 30, 2003